                                      FORM N-8F

      APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

     I.   GENERAL IDENTIFYING INFORMATION

     1.      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above)

             [X]   MERGER

             [ ]   LIQUIDATION

             [ ]   ABANDONMENT OF REGISTRATION
                    (Note:  Abandonments of Registration answer ONLY questions
                    1 through 15, 24 and 25 of this form and complete
                    verification at the end of the form.)

             [ ]   Election of Status as a BUSINESS DEVELOPMENT COMPANY
                    (Note:  Business Development Companies answer ONLY
                    questions 1 through 10 on this form and complete
                    verification at the end of the form.)

     2.      Name of fund:  Waddell & Reed Advisors Asset Strategy Fund, Inc.

     3.      Securities and Exchange Commission File No.:  811-7217

     4.      Is this an initial Form N-8F or an amendment to a previously filed
             Form N-8F?

             [X]   Initial Application      [ ]   Amendment

     5.      Address of Principal Executive Office (include No. & Street, City,
             State, Zip Code):

                 6300 Lamar Avenue
                 Shawnee Mission, Kansas 66202-4200

     6.      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                 Kristen Richards
                 6300 Lamar Avenue
                 Shawnee Mission, Kansas 66202-4200

     7.      Name, Address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
             270.31a-1, .31a-2]:

                 Kristen Richards
                 6300 Lamar Avenue
                 Shawnee Mission, Kansas 66202-4200

             NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     8.      Classification of fund (check only one):

             [X]   Management company;

             [ ]   Unit investment trust; or

             [ ]   Face-amount certificate company.

     9.      Subclassification if the fund is a management company (check only one):

             [X]   Open-end                 [ ]   Closed-end

     10.     State law under which the fund was organized or formed (e.g.,
             Delaware, Massachusetts):

                 Maryland

     11.     Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                 Waddell & Reed Investment Management Company
                 6300 Lamar Avenue
                 Shawnee Mission, Kansas 66202-4200

     12.     Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                 Waddell & Reed, Inc.
                 6300 Lamar Avenue
                 Shawnee Mission, Kansas 66202-4200

     13.     If the fund is a unit investment trust ("UIT") provide:

             (a)   Depositor's name(s) and address(es):  N/A

             (b)   Trustee's name(s) and address(es):  N/A

     14.     Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

             [ ]   Yes            [X]   No

             If yes, for each UIT state:
                    Name(s):

                    File No.:  811-____

                    Business Address:

     15.     (a)   Did the fund obtain approval from the board of directors
                    concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                    [X]   Yes          [ ]   No

                    If Yes, state the date on which the board vote took place:

                    September 17, 2008

                    If No, explain:

             (b)   Did the fund obtain approval from the shareholders
                    concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                    [X]   Yes          [ ]   No

                    If Yes, state the date on which the shareholder vote took
                    place:

                    December 12, 2008

                    If No, explain:

     II.  DISTRIBUTIONS TO SHAREHOLDERS

     16.     Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

             [X]   Yes            [ ]   No

             (a)   If Yes, list the date(s) on which the fund made those
                    distributions:

                    January 30, 2009

             (b)   Were the distributions made on the basis of net assets?

                    [X]   Yes          [ ]   No

             (c)   Were the distributions made pro rata based on share
                    ownership?

                    [X]   Yes          [ ]   No

             (d)   If No to (b) or (c) above, describe the method of
                    distributions to shareholders.  For Mergers, provide the
                    exchange ratio(s) used and explain how it was calculated:

             (e)   Liquidations only:
                   Were any distributions to shareholders made in kind?

                    [ ]   Yes          [ ]   No

                    If Yes, indicate the percentage of fund shares owned by
                    affiliates, or any other affiliation of shareholders:

     17.     Closed-end funds only:
             Has the fund issued senior securities?

             [ ]   Yes            [ ]   No

             If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18.     Has the fund distributed all of its assets to the fund's
             shareholders?

             [X]   Yes            [ ]   No

             If No,
             (a)   How many shareholders does the fund have as of the date
                    this form is filed?

             (b)   Describe the relationship of each remaining shareholder to the fund:

     19.     Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

             [ ]   Yes            [X]   No

             If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

     III. ASSETS AND LIABILITIES

     20.     Does the fund have any assets as of the date this form is filed?
             (See question 18 above)

             [ ]   Yes            [X]   No

             If Yes,
             (a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

             (b)   Why has the fund retained assets?

             (c)   Will the remaining assets be invested in securities?

                    [ ]   Yes          [ ]   No

     21.     Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

             [ ]   Yes            [X]   No

             If Yes,
             (a)   Describe the type and amount of each debt or other
                    liability:

             (b)   How does the fund intend to pay these outstanding debts or other liabilities?

     IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.     (a)   List the expenses incurred in connection with the Merger or
                    Liquidation:

                    (i)    Legal expenses: $28,129.29

                    (ii)   Accounting expenses: $639.16

                    (iii)  Other expenses (list
                           and identify separately):
                           Proxy expenses: $163,628.51

                           Total Other Expenses: $163,628.51

                    (iv)   Total expenses (sum of
                           lines (i) - (iii) above): $192,396.96

             (b)   How were these expenses allocated?

                    The expenses have been allocated based on either net assets or number of accounts.

             (c)   Who paid these expenses?

                    The expenses are being paid by the Fund.

             (d)   How did the fund pay for unamortized expenses (if any)?
                    N/A

     23.     Has the fund previously filed an application for an order of the
             Commission regarding the Merger or Liquidation?

             [ ]   Yes            [X]   No

             If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     V.   CONCLUSION OF FUND BUSINESS

     24.     Is the fund a party to any litigation or administrative
             proceeding?

             [ ]   Yes            [X]   No

             If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25.     Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

             [ ]   Yes            [X]   No

             If Yes, describe the nature and extent of those activities:

     VI.  MERGERS ONLY

     26.     (a)   State the name of the fund surviving the Merger:

                   Waddell & Reed Advisors Funds

             (b)   State the Investment Company Act file number of the fund
                    surviving the Merger:  811-09435

             (c)   If the merger or reorganization agreement has been filed
                    with the Commission, state the file number(s), form type
                    used and date the agreement was filed:

                   CIK: 1072962
                   1933 Act: 333-82447
                   1940 Act: 811-09435
                   Form: DEF14A
                   Date Filed: October 20, 2008

             (d)   If the merger or reorganization agreement has not been
                    filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                    VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Waddell & Reed Advisors Asset Strategy Fund, Inc.,
     (ii) she is a Vice President and Assistant Secretary of Waddell & Reed
     Advisors Asset Strategy Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

     Dated: August 27, 2009                  /s/Kristen A. Richards
                                             ------------------------------
                                             Kristen A. Richards
                                             Vice President, Associate General
                                              Counsel and Assistant Secretary